Exhibit 12.1

TIFFANY & CO.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended October 31,
(dollars in millions)	2017		2016

Earnings from continuing operations before income taxes	$459.1		$430.2
Fixed charges, less capitalized interest	93.7		94.1
Total earnings as defined	$552.8		$524.3

Fixed Charges:
Interest expense before capitalization of interest [a]	$29.2		$33.4
Estimated interest portion of rent expense	64.9		62.1
Total fixed charges [b]	$94.1		$95.5

Ratio of Earnings to Fixed Charges	5.9	x	5.5	x

[a]	Interest expense does not include interest related to uncertain tax positions and other non-third party indebtedness.

[b]	Fixed charges represent interest expense (before interest is capitalized), amortization of deferred financing costs and an appropriate interest factor on operating leases.